UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number 001-35704

Seadrill Partners LLC

(Exact name of Registrant as specified in its Charter)

2nd Floor, Building 11

Chiswick Business Park

566 Chiswick High Road

London, W4 5YS

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐            No  ☒

ITEM 1.	INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Partners LLC (the “Company”), dated August 17, 2017, relating to amendments to three of the Company’s secured credit facilities.

Attached hereto as Exhibit 10.1 is the Fifth Amendment and Restated Agreement, dated 16 August 2017, relating to the USD 420,000,000 Term Loan and Revolving Credit Facilities Agreement of Seadrill Polaris Ltd, as borrower.

Attached hereto as Exhibit 10.2 is the Third Amendment and Restated Agreement, dated 16 August 2017, relating to, among other things, the USD 483,333,333.34 Third Amended and Restated Senior Secured Credit Facility Agreement for Seadrill Vela Hungary Kft., as borrower.

Attached hereto as Exhibit 10.3 is the China ECA Facility Framework Agreement, dated 16 August 2017, relating to, among other things, a new USD 119,100,000 Secured Credit Facility Agreement of Seadrill T-15 Ltd. and Seadrill T-16 Ltd., each as borrowers.

ITEM 2.	EXHIBITS

Exhibit Number	Description

10.1	Fifth Amendment and Restatement Agreement, dated 16 August 2017, to the USD 420,000,000 Term Loan and Revolving Credit Facilities Agreement, originally dated 28 December 2012 and as later amended and amended and restated, between Seadrill Polaris Ltd. (previously SFL West Polaris Limited), as borrower, Seadrill Limited, as retiring guarantor and Seadrill Partners LLC, as guarantor, the banks and financial institutions named therein as lenders, DNB Bank ASA and Nordea Bank AB, London Branch, as bookrunners, the banks and financial institutions named therein as mandated lead arrangers and DNB Bank ASA, as agent.

10.2	Third Amendment and Restatement Agreement, dated 16 August 2017, to the USD 1,450,000,000 Senior Secured Credit Facility Agreement, originally dated 20 March 2013 and as later amended and amended and restated, for Seadrill Tellus Ltd. and Seadrill Vela Hungary Kft., as borrowers, provided by the banks and financial institutions named therein as lenders, arranged by ING Bank N.V. as agent, K-sure agent, commercial coordinator and commercial bookrunner and HSBC Bank plc, as ECA coordinator and ECA bookrunner.

10.3	China ECA Facility Framework Agreement, dated 16 August 2017, in respect of a USD 440,000,000 Secured Credit Facility Agreement, originally dated 4 December 2012, between Seadrill Limited, as original borrower, Seadrill T-15 Ltd., Seadrill T-16 Ltd., Seadrill Telesto Ltd. and others named therein, as original guarantors, and Citibank Europe plc, UK Branch, as agent.

99.1	Press release dated August 17, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL PARTNERS LLC

Date: August 17, 2017

	By:	/s/ Mark Morris
Name: Mark Morris
Title: Chief Executive Officer